August 25, 2005

Room 4561

David Brown
Chief Executive Officer and President
Website Pros, Inc.
12735 Gran Bay Parkway West, Building 200
Jacksonville, Florida 32258

Re:	Website Pros, Inc.
	Amendment No. 2 to Form S-1
      Filed on August 4, 2005
	File No. 333-124349

Dear Mr. Brown:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 2 to Form S-1
1. With respect to prior comment 1, please tell us the dollar amounts of the fees that each of Jupiter Research and IDC charge for the reports upon which market data in the prospectus are based. Certain Relationships and Related Party Transactions, page 77
2. We note your description of the February 2002 Innuity transaction in the third through fifth paragraphs of this section. Please revise your description of this transaction to provide adequate detail so that investors understand the nature of the transaction and benefits conferred to those related parties participating in these transactions. For example purposes only, please revise your description to disclose:

* What assets of Innuity were acquired for 14,082,926 shares of common stock;
* How these assets were recorded on your balance sheet;
* That Mrs. Maudlin received a distribution of Website Pros` shares as a secured note holder of Innuity; and
* What dollar amounts of senior debt of Innuity that were held by the related parties.
For guidance on the required disclosure, please refer to Item 404 of
Regulation S-K.
3. Regarding your November 2003 repricing of all outstanding options, we note the specific benefits attributed to Messrs. Brown and Carney.
Please revise to disclose the business purpose for resetting the exercise value. Further, disclose the basis for resetting the options to $0.40 per share and discuss the role of Messrs. Brown and
Carney in making the decision to reprice.
4. Revise your description of the December 2003 and February 2004 issuance of 29,524,139 shares to clarify which of the "certain" of your directors and officers participated in these share purchases, what amounts they purchased, what their role was in pricing these share transactions and the business purposes of these transactions.
Describe whether this share offering was open to all investors or only to certain of your officers and directors.
5. We note your description of a limited share repurchase in February
2004. Please revise your disclosure to disclose the basis for the $0.43185 price and the business purpose for this transaction. Further, disclose whether the repurchase was open to all shareholders or only Mr. and Mrs. Maudlin and certain other investors.

Financial Statements - Website Pros, Inc.

Consolidated Balance Sheets, page F-3
6. Please revise the Stockholders` equity (deficit) issued and outstanding amounts to reflect the pro forma shares issued and outstanding as presented in the Consolidated Statements of Stockholders` Equity on page F-5.

Note 1. Revenue Recognition, page F-7
7. We note your response to prior comment 26 regarding
professional
services revenue recognition using the proportional performance model. You indicate that some of your Website design projects do have interim deliverables or milestones. Please explain how you recognize the related revenue and how your revenue recognition disclosures address those projects.
8. With regards to your professional services projects that do not have interim deliverables or milestones, tell us if you have a history of successfully estimating the number of hours to complete a project and explain your accounting for differences in project actual
and estimated hours.
9. We note your response to prior comment 27. Please tell us how your accounting for end-user product returns complies with SFAS 48 and SAB Topic 13.A.4.b. "Estimates and Changes in Estimates." The ability to make reasonable estimates of future returns is one of the conditions that must be met for recognition of revenue at the time of
sale in accordance with SFAS 48 and SAB Topic 13.A.4.b.   If
reasonable estimates cannot be made, revenue recognition should be deferred.

Note 2. Change in Accounting Method for Stock Options and Retroactive Restatements, page F-13
10. We note that you have adopted the provisions of SFAS 123 as of April 1, 2005. Explain to us how the adoption of SFAS 123 resulted in an increase in net income in the year ended December 31, 2004.
11. We note you had over six million shares covered by options as of
December 31, 2002. With regards to the adoption of SFAS 123 please explain why you did not have an opening cumulative adjustment to stockholders` equity for the year ended December 31, 2002.
12. Please revise disclosures throughout the filing to disclose that all periods presented have been restated for retroactive adoption of the fair value recognition provisions of SFAS 123. Columnar and narrative presentations should clearly indicate they are restated.

Note 5. Acquisitions, page F-14

13. We note your response to prior comment 31 regarding the use of the cost approach to value your common stock in connection with the
Innuity acquisition in February 2002. It appears that you used hindsight in determining the fair value of the other long-term assets, which primarily consists of software acquired from NetObjects. In this regard, we note your response that a 25% discount to book value was recorded based on the fact that the actual revenues generated by the two primary software assets proved to be less than originally forecasted at the time of the acquisition. The use of hindsight is not appropriate in determining the fair value of
your common stock at the time of issuance.  Please tell us
whether,
in February 2002, there were alternate uses for this software acquired from NetObjects. Were there competitive technologies existing in the marketplace at the time which would have impacted the value of the software?
14. We note your response to prior comment number 39.  Your
revised
disclosures indicate that once you determine that it is probable that
some or all of the contingently issuable shares will be issued you will begin recording stock-based compensation for the fair value of the shares. Explain to us how your accounting complies with paragraph 28 of SFAS 141.
15. Revise to provide the supplemental pro forma information required
by paragraph 54 of SFAS 141.
16. For the intangibles acquired in the E.B.O.Z and Leads.com acquisitions revise to provide the weighted-average amortization period by major intangible asset category. See paragraph 52 (a) of
SFAS 141.
Note 9.  Stock Based Compensation Plans, page F-18
17. You disclose that the November 2003 repricing did not result in
additional compensation expense. Tell us more about the repricing and provide us with your calculations of fair value before and after the repricing. Explain to us the reasons for the disparity in the Company`s board of director`s valuation and the valuation assigned to the unrelated third party repurchase.
18. We note your response to prior comment 32.  Please respond to the
following and provide the following additional supplementary information so we can continue to evaluate your response.
* In light of your representation that Website Pros was growing on
a
relatively consistent basis between January 2004 and April 2005,
and
the fact that you believe it is appropriate to straight-line the accretion in your common stock during this period, to the extent not already provided, please provide us with the monthly amounts for revenue, EBITDA, and capital expenditures for the period January 2004
- April 2005.
* Tell us more about the offer you received from an unrelated third party in December 2004. Why was the transaction with the unrelated third party not completed? Was the offer by the unrelated third party made prior to performance of due diligence?
* Tell us in more detail why you believe it is appropriate to straight-line the accretion of your common stock from its value of $1.4281 as of February 2005 to your targeted IPO price of $2.25 in July 2005. Was the underwriter involved in establishing this targeted IPO price? Tell us why this methodology is appropriate, particularly in light of the fact that you determined that the fair value of your common stock using an income approach was only $1.45 per share as of April 2005, a difference of 23% from the transactions-based price at April 2005. Did you perform an analysis to determine the underlying cause of the difference between the two valuation methodologies?
19. We note your response to prior comment 35. Please provide the discounted cash flow analysis performed as of August 2004, December
2004 and April 2005 which was referred to under the section titled "Income Approach." Additionally, please tell us or provide the following additional information:

* Please tell us the growth rate of your industry and provide a discussion supporting your basis for this growth rate;

* Tell us if you have significant competitors and identify them.
Tell
us if the type of software you sell is similar to others in the marketplace. Tell us how this was factored in to your determination of the appropriate growth rate and WACC.

* Please provide additional support for the use of a 6% growth rate assumption implicit in the terminal value;

* Please provide us with your calculation of the allocation of the enterprise value between the equity securities using the Option
Pricing Model.

* Tell us whether you performed any analysis of the underlying causes of the difference in fair value determined using the transaction-based approach and the income approach as of December 2004 and April
2005. In this regard, we note the difference in fair values based on these approaches was 19% and 23%, respectively.

20. Your response to prior comment number 37 indicates that your disclosures on pages F-19 through F-21 were revised to include a discussion of the significant factors that contributed to the differences in the fair values of each option grant to the estimated
IPO price. Please tell us where your disclosures include such revisions or revise accordingly.
21. We note your response to prior comment 41. Please provide us with the valuation report prepared by the third-party valuation specialist for the acquisition of Leads.com. In this regard, we note that the cash flow model used to evaluate the acquisition was based on an eleven year forecast of income and cash flows and assumed a growth rate implicit in the terminal value of 6% and a discount rate of 35%. To the extent not outlined in the valuation report, please ensure a detailed analysis of the basis for these assumptions is included in your response. Additionally, please tell us how you believe the income and cash flow assumptions could be reasonably projected for the next eleven years in light of the fact that Leads.com only began operations in June 2003. Why did management believe the value of the assets exchanged would lead to a more reliable estimate of the value of the shares issued if an income approach was used to determine the fair value of Leads.com? Did management believe Leads.com was in a better position to provide more reliable estimates of future income and cash flows?
22. We note your response to prior comment number 42. Please tell us which studies you reviewed related to the value of the stock that is restricted based on a repurchase option in favor of the issuer.
23. Please revise to provide the disclosures required by paragraph 47.b, c and d (3) of SFAS 123.
Financial Statements - E.B.O.Z Inc.
Note 1. E.B.O.Z and Summary of Significant Accounting Policies, page
F-49
24. You refer to a retrospective valuation of E.B.O.Z common stock.
Supplementally tell us how you determined the fair value of the shares. Tell us what valuation methods you used to determine the common stock fair value, tell us whether you used a third-party valuation specialist and when the valuation was performed.

Note 6. Stock-Based Compensation Plans, page F-53
25. Please revise to provide all of the disclosures required by paragraph 47 of SFAS 123.

Part II
Item 15. Recent Sales of Unregistered Securities, pages II-2-II-4
26. We reissue prior comment 44 from our last letter. We compare your response stating that the company did not determine the value of the warrant with disclosure on page F-24 stating that the fair value of the warrant was $0. Please revise to disclose the aggregate value of the non-cash consideration value of placement agent services provided by Friedman, Billings, Ramsey & Co., Inc.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Davis at (202) 551-3408 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact Neil Miller at (202) 551-3442 or me at (202) 551-3730 with any other questions.



      			Sincerely,



      			Mark P. Shuman
      			Branch Chief - Legal




cc:	James F. Fulton, Jr., Esq.(via facsimile)
	Cooley Godward LLP
	Five Palo Alto Square
	3000 El Camino Real
	Palo Alto, CA 94306
	Facsimile:  (650) 849-7400
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Mr. David Brown
Website Pros, Inc.
August 25, 2005
Page 1